United States securities and exchange commission logo





                               August 2, 2021

       Daniel Okelo
       Chief Executive Officer
       Privacy & Value Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Privacy & Value
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 26, 2021
                                                            File No. 333-256885

       Dear Mr. Okelo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2021 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please expand your disclosure to discuss the consequences if the company is unable to finalize the agreement
with Cyber Apps or raise sufficient funds in this offering to complete the
development of the software.
       Plan of Distribution, page 13

   2.                                                   We note you revised the
third paragraph of this section to disclose that    all shares sold
                                                        under this prospectus
will be sold at a fixed price of $0.05 per share.    Please reconcile this
                                                        disclosure with the
other disclosures throughout the filing, including on the cover page, that provide that the
shares will be offered at a fixed price of $0.02 per share.
 Daniel Okelo
Privacy & Value Inc.
August 2, 2021
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

3. We note your response to prior comment 8. Please further revise the first section of your independent registered public accounting firm's report to define Privacy & Value, Inc.
      as the "company" and to refer to the audited financial statements, "including the related notes (collectively referred to in the report as the financial statements)." Refer to paragraph .08 of PCAOB Auditing Standard 3101.
Notes to Financial Statements, page F-7

4. Please revise the notes to your financial statements to address the following:
          Include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December
          15, 2020. Refer to ASC 606-10-65-1.
          Refer to the correct federal statutory tax rate of 21% in Note 6.
Note 7. Subsequent Events, page F-11

5. You state here that consideration of $200,000 was due on June 15, 2021 in connection with the sale common stock to Cyber Apps World, Inc. Please reconcile this to your disclosure on page 17, which states that consideration of $250,000 is due by June 15, 2021 for which $10,000 was received to date. Also, update your disclosures to provide the current status of this agreement.
       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Okelo
                                                           Division of
Corporation Finance
Comapany NamePrivacy & Value Inc.
                                                           Office of Technology
August 2, 2021 Page 2
cc:       Greg Yanke
FirstName LastName